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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 22, 1995, between the Company and Trust Company Bank, as Rights Agent, at a purchase price of $13 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On February 27, 1997, the Company filed its Answer to the Complaint in the Defensive Tactics Litigation. In its Answer, the Company denied the material allegations of the Complaint and made a number of substantive averments, including that: (i) its Board of Directors fully considered the Purchaser's proposed acquisition before rejecting it on January 24, 1997; (ii) the purchase price of $13 per share is grossly inadequate; and (iii) the Board of Directors may in the future adopt other defensive measures. By way of defenses, the Company alleged that the Parent and the Purchaser lack standing to assert a breach of fiduciary duty claim and that the Complaint fails to state a claim for which relief can be granted. The Company requested, among other things, that the Court dimiss the Complaint with prejudice and enter judgment for the Company on all issues. A copy of the Answer of the Company is set forth in Exhibit 11(a)(12) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11  is hereby amended and supplemented to add the following:

             (a)(12) Answer, dated February 27, 1997, of the Company to the Parent and the Purchaser's Complaint in INVACARE CORPORATION AND I.H.H. CORP. V. HEALTHDYNE TECHNOLOGIES, INC., ET AL., U.S. District Court for the Northern District of Georgia.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: March 3, 1997
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                                 EXHIBIT INDEX

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  EXHIBIT                                                                                                      PAGE
    NO.                                               DESCRIPTION                                               NO.
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

11(a)(12)    Answer, dated February 27, 1997, of the Company to the Parent and the Purchaser's Complaint in
             INVACARE CORPORATION AND I.H.H. CORP. V. HEALTHDYNE TECHNOLOGIES, INC., ET AL., U.S. District
             Court for the Northern District of Georgia....................................................
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